

February 9, 2012

Via E-Mail
Frank J. Addivinola, Jr.
Chief Executive Officer
Texaplex Properties, LLC
276 Washington Street #305
Boston, MA 02108

> **Re:** **Texaplex Properties, LLC**
> **Amendment 6 to Offering Statement on Form 1-A**
> **Filed February 6, 2012**
> **File No. 024-10302**

Dear Mr. Addivinola, Jr.:

We have reviewed your amended offering statement and have the following comment. Our comment may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your offering statement and the information you provide in response to this comment, we may have additional comments.

Part F/S

Financial Statements

Balance Sheet – End of Year 2011, page 33

1. It appears that the balance sheet presented for the "end of year 2011 as of December 30, 2011" is inconsistent with item 7 of the Texaplex Properties, LLC Operating Agreement filed as exhibit 1.03 which states your fiscal year ends December 31. Please clarify or revise.

2. We noted that the financial position presented in the balance sheet as of August 12, 2011 is identical to the financial position presented in the balance sheet as of December 30, 2011. Please provide us with a detailed discussion as to why there has been no activity from August 2011 to December 2011 considering your ongoing offering process.

Frank J. Addivinola, Jr.
Texaplex Properties, LLC
February 9, 2012
Page 2

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the qualification date of the pending offering statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing qualified, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing qualified, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of qualification as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the qualification date of the offering statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above offering statement. Please allow adequate time for us to review any amendment prior to the requested qualification date of the offering statement.

You may contact Blaise Rhodes at (202) 551-3774 or Angela Halac at (202) 551-3398 if you have questions regarding comments on the financial statements and related matters. Please contact Erin Wilson at (202) 551-6047 or me at (202) 551-3795 with any other questions.

Sincerely,

/s/ John Reynolds

John Reynolds
Assistant Director